FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 26, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for June 26, 2006 and incorporated by reference herein is the Registrant’s immediate report dated June 26, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: June 26, 2006

BLUEPHOENIX TO PRESENT AT C.E. UNTERBERG, TOWBIN EMERGING GROWTH
OPPORTUNITIES CONFERENCE

HERZLIA, Israel – June 26, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, will be presenting at the C.E. Unterberg, Towbin Emerging Growth Opportunities Conference to be held at the Mandarin Oriental Hotel located at the Time-Warner Center in New York City.

BluePhoenix Solutions’ Arik Kilman, Chief Executive Officer, and Iris Yahal, Chief Financial Officer, will present the business and provide an update on the progress of the development strategy on Tuesday, July 11th from 10:30am to 10:50am. Time for questions and answers will follow the presentation. Unterberg, Towbin will also arrange one-on-one meetings with BluePhoenix.

BluePhoenix Solutions provides IT legacy modernization solutions such as database, application and platform migrations, application redevelopment, and IT data warehousing, to companies around the world. Its automated tools and services help customers reduce costs, increase efficiency, improve decision-making and extend the ROI of their existing legacy systems. The company is unique in addressing the full range of IT modernization and automated migration needs rather than focusing on only one database, platform or language.

For further information on the C.E. Unterberg, Towbin Emerging Growth Opportunities Conference, please contact Ms. Leigh Simons at Unterberg, Towbin at 212 – 389 – 8127 or e-mail: lsimons@unterberg.com

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services for IT Understanding, Migration, Remediation and Redevelopment helps customers grow revenue, reduce costs, shorten time to market and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application and platform migrations; field transformations; system standardizations; application development and redevelopment; and application outsourcing.

Its solutions serve companies from numerous diverse industries, such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, the Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international information technology company.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact: Iris Yahal +972-9-9526110
Investor Contact: Paul Holm +1-212-4967238